November 17, 2008

VIA FAX AND OVERNIGHT MAIL

Securities and Exchange Commission Division of Corporation Finance 450 F Street, N.E. Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	Kenexa Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed on April 9, 2008
Form 10-Q for the Quarter Ended June 30, 2008
SEC File No. 000-51358

Dear Ms. Collins and Ms. Feider:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in reference to your letter to Donald Volk, Chief Financial Officer of the Company, dated October 23, 2008 (the “Comment Letter”), with respect to the above filings. The Company respectfully requests a ten day extension, from the original due date of November 10, 2008, to November 24, 2008 to respond to the inquiries contained in your Comment Letter. Please confirm your acceptance of the Company’s revised submission date by fax (610-971-9181) or email to Frank.brown@kenexa.com or if you wish to discuss this request directly please call me at 610-971-6102.

Very truly yours,

/S/ Donald F. Volk
Donald F. Volk, Chief Financial Officer